SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Cyren Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.15 per share

(Title of Class of Securities)

M25596202

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Notices and Communications)

Copy to:

Dvir Oren, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 (212) 446-4800

February 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M25596202	Page 2 of 24 Pages

1.	Names of Warburg Pincus Reporting Persons. WP XII Investments B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.

CUSIP NO. M25596202	Page 3 of 24 Pages

1.	Names of Reporting Persons. WP XII Investments Coöperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 4 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,161,644
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,161,644
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,161,644
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 5 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,645,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,645,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,645,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 6 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,006,202
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,006,202
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,006,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 7 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-B (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,811,055
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,811,055
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,055
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 8 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-D (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 631,980
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 631,980
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,980
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 9 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-E (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,607,633
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,607,633
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,607,633
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 10 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,165,224
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,165,224
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,165,224
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 11 of 24 Pages

1.	Names of Reporting Persons. WP XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,181,822
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,181,822
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,181,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 12 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 13 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 14 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 15 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 16 of 24 Pages

1.	Names of Reporting Persons. Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,211,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,211,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,211,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 17 of 24 Pages

1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. M25596202	Page 18 of 24 Pages

1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,319,391 ordinary shares outstanding as of November 7, 2019, based on the Company’s Quarterly Report on Form 10-Q, filed on November 13, 2019.
*

Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 19 of 24 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Original Schedule 13D filed with the SEC on November 16, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 22, 2017 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on December 29, 2017 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on September 12, 2019 (“Amendment No. 3”) and Amendment No. 4 filed with the SEC on November 12, 2019 (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”). The Schedule 13D relates to the ordinary shares, nominal value NIS 0.15 per share (the “Ordinary Shares”), of Cyren Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a) This Schedule 13D is being jointly filed on behalf of the entities described and defined in this Section (a).

The stockholder of the Company is WP XII Investments B.V., a company incorporated in the Netherlands (“WP XII Investments”), which is wholly owned by WP XII Investments Coöperatief U.A., a company incorporated in the Netherlands (“WP XII Investments Coöperatief”), which itself is wholly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”), and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”). Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WP XII Funds.

Warburg Pincus (Cayman) XII, L.P., a Cayman Islands exempted limited partnership (“WP XII Cayman GP”), is the general partner of each of the WP XII Funds. Warburg Pincus (Cayman) XII GP LLC, a Delaware limited liability company (“WP XII Cayman GP LLC”), is the general partner of WP XII Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the sole member of WP XII Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman. WP XII Investments, WP XII Investments Cooperatief, the WPXII Funds, WP LLC, WP XII Cayman GP, WP XII Cayman GP LLC, WPP II Cayman and WP Bermuda GP are collectively referred to as the “Reporting Persons.”

Investment and voting decisions with respect to the Ordinary Shares held by the Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5(e) is hereby amended as follows:

(e) As of January 31, 2020, as a result of the establishment of the committee of three or more individuals described in Item 2(a), Messrs. Kaye and Landy each ceased to be the beneficial owner of more than five percent of the Ordinary Shares. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for such Reporting Persons.

Item 7. Material to be filed as Exhibits

Exhibit A—Joint Filing Agreement, dated November 16, 2017, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit A to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2017).

Page 20 of 24 Pages

Exhibit B—Securities Purchase Agreement, dated November 6, 2017, between the Company and WP XII Investments (incorporated by reference to Exhibit B to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit C—Registration Rights Agreement, dated November 6, 2017, between the Company and WP XII Investment (incorporated by reference to Exhibit C to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit D—Offer to Purchase, dated November 20, 2017 (incorporated by reference to Exhibit (a)(1)(A) of Schedule TO filed with the SEC on November 20, 2017).

Exhibit E—Rights Offering Commitment Letter, dated September 11, 2019 (incorporated by reference to Exhibit E to Amendment No. 3 filed with the SEC on September 12, 2019).

Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 7, 2020	WP XII INVESTMENTS B.V.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: February 7, 2020	WP XII INVESTMENTS CÖOPERATIEF U.A.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: February 7, 2020	WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Page 22 of 24 Pages

Dated: February 7, 2020	WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Page 23 of 24 Pages

Dated: February 7, 2020	WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WP XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS LLC

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS (CAYMAN) XII, L.P.

	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS (CAYMAN) XII GP LLC

	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Page 24 of 24 Pages

Dated: February 7, 2020	WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: February 7, 2020	CHARLES R. KAYE

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

Dated: February 7, 2020	JOSEPH P. LANDY

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

*

The Powers of Attorney given by each of Mr. Kaye and Mr. Landy were previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc.